Kodak

November 4, 2014

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  Notice of Disclosure Filed in the Quarterly Report on Form 10-Q Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended

To Whom it May Concern:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Eastman Kodak Company has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014, which was filed with the U.S. Securities and Exchange Commission on November 4, 2014.

Respectfully,

EASTMAN KODAK COMPANY

By: /s/ Patrick M. Sheller
Patrick M. Sheller
General Counsel, Secretary & Chief Administrative Officer

Eastman Kodak Company - 343 State Street - Rochester, NY  14650-0224
Phone: 585-424-9022 Fax: 585-724-1089 email: patrick.sheller@kodak.com